OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Under the Securities and Exchange Act of 1934
Amendment No. 2

IMPAC MORTGAGE HOLDINGS, INC.
Name of Issuer

common stock
Title of Class of Securities

45254P102
CUSIP Number

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
Name, address and telephone number of person authorized to receive notices and communications.

November 29, 2006
Date of event which requires filing of this statement.

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1	Name of Reporting Person	Howard Amster

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				PF

5	Check if Disclosure

6	Citizenship					U.S.A.

Number of Shares	7	Sole Voting		4,513,950
Beneficially
Owned By Each	8	Shared Voting		2,094,485
Reporting Person
With			9	Sole Dispositive	4,513,950

			10	Shared Dispositive	2,094,485

11	Aggregate Amount Beneficially owned	5,396,535

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  7.09	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person		Howard M Amster 2005
						Charitable Remainder Unitrust

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				AF

5	Check if Disclosure

6	Citizenship					U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		5,900
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	5,900

11	Aggregate Amount Beneficially owned	5,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.01 %

14	Type of Reporting Person			OO

















1	Name of Reporting Person	Amster Limited Partnership

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				WC

5	Check if Disclosure

6	Citizenship					USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		6,300
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	6,300

11	Aggregate Amount Beneficially owned	6,300

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.01    %

14	Type of Reporting Person			PN


















1	Name of Reporting Person	Amster Trading Company

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				WC

5	Check if Disclosure

6	Citizenship					USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,408,185
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,408,185

11	Aggregate Amount Beneficially owned	   214,185

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.3    %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrusts

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				AF

5	Check if Disclosure


6	Citizenship					USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,194,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,194,000

11	Aggregate Amount Beneficially owned	1,194,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 1.57    %

14	Type of Reporting Person			OO
















1	Name of Reporting Person	Samuel J Heller

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				PF

5	Check if Disclosure

6	Citizenship					U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		12,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	12,000

11	Aggregate Amount Beneficially owned	12,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.01	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	Samuel J Heller Irrevocable Trust


2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				OO

5	Check if Disclosure


6	Citizenship					U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		12,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	12,000

11	Aggregate Amount Beneficially owned	12,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.01    %

14	Type of Reporting Person			OO
















1	Name of Reporting Person	Let's Get Organized, Inc.

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				WC

5	Check if Disclosure

6	Citizenship					U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		700
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	700

11	Aggregate Amount Beneficially owned	700

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.0 %

14	Type of Reporting Person			CO



















1	Name of Reporting Person		Pleasant Lake Apts. Corp.

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				WC

5	Check if Disclosure

6	Citizenship					U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		35,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	35,000

11	Aggregate Amount Beneficially owned	35,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.04  %

14	Type of Reporting Person			CO


















1	Name of Reporting Person		Pleasant Lake Apts. Ltd.
						Partnership

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				00

5	Check if Disclosure

6	Citizenship					U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		25,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	25,000

11	Aggregate Amount Beneficially owned	25,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.03  %

14	Type of Reporting Person			00
















1	Name of Reporting Person			Ramat Securities Ltd.

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				WC

5	Check if Disclosure

6	Citizenship					U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		627,100
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	627,100

11	Aggregate Amount Beneficially owned	627,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     0.82  %

14	Type of Reporting Person			BD


















1	Name of Reporting Person	Tova Financial, Inc.

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				WC

5	Check if Disclosure

6	Citizenship					USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		25,930
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	25,930

11	Aggregate Amount Beneficially owned	18,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.02   %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Tova Financial, Inc. Charitable
					Remainder Unitrust

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				AF

5	Check if Disclosure


6	Citizenship					USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		7,030
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	7,030

11	Aggregate Amount Beneficially owned	7,030

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.01    %

14	Type of Reporting Person			OO
















1	Name of Reporting Person			ZAK Group LLC

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				WC

5	Check if Disclosure

6	Citizenship					U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		6,300
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	6,300

11	Aggregate Amount Beneficially owned	6,300

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     0.01 %

14	Type of Reporting Person			OO


















1	Name of Reporting Person			David Zlatin

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				PF

5	Check if Disclosure

6	Citizenship					U.S.A.

Number of Shares	7	Sole Voting		    7,965
Beneficially
Owned By Each	8	Shared Voting		668,030
Reporting Person
With			9	Sole Dispositive	    7,965

			10	Shared Dispositive	668,030

11	Aggregate Amount Beneficially owned	668,965

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.88  %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	David Zlatin and Gilda Zlatin  JTWROS

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				PF

5	Check if Disclosure

6	Citizenship					U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		33,930
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	33,930

11	Aggregate Amount Beneficially owned	26,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.04  %

14	Type of Reporting Person			IN


















1	Name of Reporting Person			Gilda Zlatin

2	If a member group				a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds				PF

5	Check if Disclosure

6	Citizenship					U.S.A.

Number of Shares	7	Sole Voting		  2,322
Beneficially
Owned By Each	8	Shared Voting		33,930
Reporting Person
With			9	Sole Dispositive	  2,322

			10	Shared Dispositive	33,930

11	Aggregate Amount Beneficially owned	29,222

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.04  %

14	Type of Reporting Person			IN

















This is the second amendment to filed Schedule 13D for IMPAC
Mortgage Holdings, Inc.

Item	2.	Identity and Background

Pleasant Lake Apts. Corp.

Howard Amster is the 100 % owner of Pleasant Lake Apts. Corp.
and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts. Ltd. Corp.

a)	Pleasant Lake Apts. Corp.
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Investments

d)	Neither the officers, directors or shareholder of Pleasant
Lake Apts. Corp. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholder of Pleasant
Lake Apts. Corp. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


For information purposes only

Clients and employees (excluding Mr. Amster and Mr. Zlatin) of Ramat Securities own 314,852 common shares of IMPAC
Mortgage Holdings, Inc. or 0.41 % of the common shares.

Clients and employees (excluding Mr. Amster and Mr. Zlatin) of Ramat Securities Ltd. do not have ownership, no shared voting, no dispositive power, no pecuniary interest in in any shares of IMPAC Mortgage Holdings, Inc. nor to any other securities owned directly or indirectly by Ramat Securities Ltd. Clients and employees of
Ramat Securities Ltd. (excluding Mr. Amster and Mr. Zlatin) disclaim being a member of this group.

Ramat Securities has no ownership, no shared voting, no dispositive, no pecuniary interest of IMPAC Mortgage
Holdings, Inc common shares nor in any other securities owned directly or indirectly by its clients or employees
(excluding Mr. Amster and Mr. Zlatin).


Item 	3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts sold 13,450 common shares and purchased an additional 555,000 common shares. The purchases were with personal funds without borrowing. The total consideration for the purchases reported on this amendment is $ 5,337,825.85 bringing Howard Amster's total investment to $ 69,422,813.52.

Amster Trading Company sold 114,115 common shares, purchased an additional 76,900 common shares, received a PIK distribution of 5,300 common shares. The purchases were with working capital without borrowing. The total consideration for the purchases and PIK reported on this amendment is $ 736,937.17 bringing Amster Trading
Company's total investment to $ 1,978,681.54.

Amster Trading Company Charitable Remainder Unitrusts distributed as payment in kind (PIK) 5,300 common shares and purchased an additional 294,100 common shares with trust assets without borrowing. The total consideration for the purchase reported on this amendment is $ 2,852,064.70 bringing Amster Trading Company Remainder Unitrusts's total investment to $ 16,121,366.58.

Samuel J Heller Irrevocable Trust purchased an additional 4,000 common shares with trust assets without borrowing. The total consideration for this purchase as reported on this amendment is $ 34,839.50 bringing the Samuel J Heller Irrevocable
Trust 's total investment to $ 76,384.00.

Pleasant Lake Apts. Corp purchased all 10,000 common shares with working capital without borrowing. The total consideration for the purchase reported on this amendment is $ 102,497.50.





Ramat Securities Ltd. purchased an additional 196,300 common shares with working capital without borrowing. The total consideration for the purchases reported on this amendment is $ 1,922,572.24 bringing Ramat Securities Ltd.'s total investment to $ 5,441,434.44.

Tova Financial, Inc sold 12,000 common shares as reported on this amendment bringing Tova Financial, Inc.'s total investment to $ 187,575.86.

Tova Financial, Inc. Charitable Remainder Unitrust purchased an additional 450 common shares with trust assets without borrowing. The total consideration for the purchase on this amendment is $ 4,993.00 bringing Tova Financial, Inc.
Charitable Remainder Unitrust's total investment to $ 132,298.72.

ZAK Group LLC purchased an additional 2,700 common shares
with working capital without borrowing.  The total consideration for the purchase on this amendment is $ 27,547.39 bringing ZAK
Group LLC's total investment to $ 98,687.85.              .

David Zlatin in his individual and K retirement accounts purchased an additional 835 common shares with personal funds and without borrowing. The total consideration for the purchases on this amendment is $ 8,450.60 bringing David Zlatin's total investment to $ 153,297.18.

Gilda Zlatin in her individual retirement accounts purchased an additional 202 common shares with personal funds and without borrowing. The total consideration for the purchases on this amendment is $ 2,041.51 bringing Gilda Zlatin's total investment to $ 45,304.80.













Item	4.	Purpose of Transaction

Howard Amster
Howard M Amster 2005 Charitable Remainder Unitrust
Amster Limited Partnership
Amster Trading Company,
Amster Trading Company Charitable Remainder Unitrusts
Samuel J Heller
Samuel J. Heller Irrevocable Trust
Let's Get Organized Inc.
Pleasant Lake Apts. Corp.
Pleasant Lake Apts. Ltd. Partnership
Ramat Securites Ltd.
Tova Financial, Inc.
Tova Financial Inc. Charitable Remainder Unitrust
Zak Group Ltd.
David Zlatin
Gilda Zlatin
David Zlatin and Gilda Zlatin JTWROS

acquired their shares for purposes of
investment and may deemed to be a group.


There are no present plans or proposals by this group of record or the beneficial owners as reported in this Schedule 13D which relates to or would result in the following:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;




Item	5.	Interest in Securities of the Issuer

Issuer's Form 10-Q for fiscal year ending September 30, 2006 references 76,143,144 shares of common stock outstanding as of November 6, 2006.

(a)(b)	The aggregate amount owned by this Reporting Group is
6,653,352 shares or 8.74 % of the outstanding shares.

Howard Amster in his name and individual retirement accounts owns 4,513,950 shares or 5.93 % of the common outstanding shares.

Howard M Amster 2005 Charitable Remainder Unitrust owns
5,900 shares or 0.01 % of the common outstanding shares.

Amster Trading Company owns 214,185 shares or
0.3 % of the common outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts own 1,194,000 shares or 1.57 % of the common outstanding shares.

Samuel J Heller Irrevocable trust owns 12,000 shares or 0.01 % of the common outstanding shares.

Let's Get Organized, Inc. owns 700 shares or 0.00 % of the common outstanding shares.

Pleasant Lake Apts. Ltd. Corporation owns 10,000 common
shares or   0.01  % of the common outstanding shares.

Pleasant Lake Apts. Ltd. Partnership owns 25,000 common shares or 0.03 % of the common outstanding shares.

Ramat Securities Ltd. owns 627,100 common shares or
0.82 % of the common outstanding shares.

Tova Financial, Inc. owns 18,900 common shares or 0.02 % of the common outstanding shares.

Tova Financial, Inc. Charitable Remainder Unitrust owns 7,030 or 0.01 % of the common outstanding shares.

ZAK Group LLC owns 6,300 common shares or
0.01 % of the common outstanding shares.

David Zlatin owns 7,965 common shares or
0.01	% of  the common outstanding shares.

David Zlatin and Gilda Zlatin as JTWROS owns
8,000 common shares or 0.01 % of the common outstanding shares.

Gilda Zlatin owns 2,322 common shares or
0.00 % of the common outstanding shares.


c)	Description of Transactions

Transactions were executed on a listed stock exchange as open market transactions excluding payment in kind distributions (PIK) that were received by Amster Trading
Company from the Amster Trading Company Charitable
Remainder Unitrusts, each PIK were priced at closing and are included in the following table.



Buys
								Executing
Identity		Date		Shares	Price		Broker
Howard Amster	11/17/05	8700	10.13		Bear, Stearns
and his 		12/01/05        15000	11.70		Bear, Stearns
Individual		12/02/05        15800	11.09		Bear, Stearns
Retirement Accounts	12/06/05        10000	10.70		Bear, Stearns
			12/07/05        13400	10.56		Bear, Stearns
			12/08/05        25000	10.82		Bear, Stearns
			12/09/05        10000	10.27		Bear, Stearns
			12/12/05        20000	10.28		Bear, Stearns
			12/13/05	7000	10.33		Bear, Stearns
			01/09/06        31000	  9.38		Bear, Stearns
			01/12/06        53900	  9.26		Bear, Stearns
			01/18/06        32800	  8.59		Bear, Stearns
			01/24/06        70000	  8.61		Bear, Stearns
			01/30/06      115000	  8.80		Bear, Stearns
			01/31/06        20000	  8.72		Bear, Stearns
			02/08/06        17900	  7.81		McDonald
			07/13/06        27900	11.28		Bear, Stearns
			07/14/06        50000	10.92		Bear, Stearns
			07/26/06        11600	11.09		Bear, Stearns

Amster Trading	11/18/05	6300	10.13		Bear, Stearns
Company		02/02/06        70600	  8.66		Bear, Stearns
			07/12/06	5300	11.34		PIK distribution

Amster Trading	11/18/05	5600	10.13		Bear, Stearns
Company Charitable	11/29/06        84800	  9.54		Bear, Stearns
Remainder Unitrusts	11/30/06        40000	  9.6854	Friedman, Billings
			11/30/06      101700	  9.7524	Bear, Stearns
			12/01/06        62000	  9.701		Bear, Stearns


Samuel J Heller	09/21/06	4000	  8.69		Bear, Stearns
Irrevocable Trust

Pleasant Lake Apts.	12/15/05        10000	10.2338	Bear, Stearns
Corporation

Ramat Securities 	12/02/05	43000	10.86		Bear, Stearns
Ltd.			12/06/05	34000	10.74		Bear, Stearns
			12/22/05	10000	  9.84		Bear, Stearns
			12/20/05	  2200	  9.97		Bear, Stearns
			02/01/06	  3000	  8.66		Bear, Stearns
			02/03/06	47000	  8.53		Bear, Stearns
			02/06/06	25000	  8.42		Bear, Stearns
			02/08/06	  5000	  7.83		Bear, Stearns
			07/27/06	22000	11.05		Bear, Stearns
			11/30/06	  5100	  9.7524	Bear, Stearns

Tova Financial, Inc.	07/14/06              450	11.03		Bear, Stearns
Charitable
Remainder Unitrust

ZAK Group LLC	01/05/06	  2700	10.18		Bear, Stearns

David Zlatin		05/01/06	    527	  9.39		Bear, Stearns
in his various 		07/31/06	    308	10.73		Bear, Stearns
individual and K
retirement accounts


Gilda Zlatin		05/01/06	    151    9.39		Bear, Stearns
in her individual	07/31/06	      52	10.73		Bear, Stearns
retirement accounts




Sells

Howard Amster	05/11/06	13450	11.19		Bear, Stearns

Amster Trading	05/11/06        114115	11.19		Bear, Stearns
Company


Amster Trading	07/12/06	  5300	11.34		PIK distribution
Company Charitable
Remainder Unitrusts

Toval Financial, Inc.	08/03/06	12000	10.83		Bear, Stearns





Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:		December 4, 2006




/s/
Howard Amster




/s/
Howard M Amster 2005 Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee



/s/
Amster Limited Partnership
By:	Howard Amster
Title:	General Partner



/s/
Amster Trading Company
By:	Howard Amster
Title:	President





/s/
Amster Trading Company Charitable Remainder Unitrusts
By:	Howard Amster
Title:	Trustee



/s/
Samuel J Heller



/s/
Samuel J Heller Irrevocable Trust
By:	Howard Amster
Title:	Trustee



/s/
Let's Get Organized Inc.
By:	David Zlatin
Title:	President



/s/
Pleasant Lake Apts. Corp.
By:	Howard Amster
Title:	President



/s/
Pleasant Lake Apts. Ltd. Partnership
By:	Pleasant Lake Apts. Corp., Howard Amster, President
Title:	Its General Partner









/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal



/s/
Tova Financial, Inc.
By:	David Zlatin
Title:	President



/s/
Tova Financial , Inc. Charitable Remainder Unitrust
By:	David Zlatin & Gilda Zlatin
Title:	Co-trustees



/s/
Zak Group LLC
By:	David Zlatin
Title:	Member



/s/
David Zlatin



/s/			/s/
David Zlatin and Gilda Zlatin as JTWOS



/s/
Gilda Zlatin